

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Jane Lam
Director and President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

> **Re: BANK 2019-BNK20**
> **Form 10-K**
> **Filed March 30, 2020**
> **File No. 333-227446-06**

Dear Ms. Lam:

We have reviewed your filing and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Item 1117 of Regulation AB, Legal Proceedings

1. We note that Item 1117 refers to information provided in "the prospectus of the issuing entity filed in a 424(b)(2) filing dated September 26, 2019." Please confirm that in future filings you will include the information required by Item 1117 in the Form 10-K filing or clearly identify the information if you intend to incorporate it by reference in compliance with Securities Exchange Act Rule 12b-23. *See* Item 1117 and Release No. 34-50905 (Dec. 22, 2004) at 1567 (stating "information about legal proceedings required by Item 1117 of Regulation AB will need to be provided, as well as information on affiliate relationships and related party transactions required by Item 1119 of Regulation AB. Regarding the latter, no information will be required, however, if substantially the same information had been provided previously in … a prospectus timely filed pursuant to Securities Act Rule 424 under the same CIK code as the current annual report on Form 10-K.")

Exhibits

2. There is a lack of clarity as to whether Exhibit 34.7 and Exhibit 33.7 (Park Bridge Lender Services LLC) refer to the same platform. Please clarify whether the platforms to which the assessment and attestation relate are the same.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Kalish at 202-551-7361 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance